                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                      Rockwell Medical Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Shares, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  774374 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                January 26, 1998
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [X]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 7 pages
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CUSIP NO. 774374 10 2                 13G                     PAGE 2 OF 7 PAGES
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  1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        (Entities Only)

        Gary D. Lewis
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [X]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        United States of America
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

     Shares                        30,000
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   0*
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        30,000
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power

                                   0*
    Person With
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        30,000
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        .0046%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------


* These shares were owned jointly with Catherine G. Lewis.

CUSIP NO. 774374 10 2                 13G                     PAGE 3 OF 7 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        Catherine G. Lewis
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [X]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        United States of America
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

     Shares                        0
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   0*
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        0
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power

                                   0*
    Person With
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        0
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        0%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------


* These shares were owned jointly with Gary D. Lewis.

CUSIP No.  774374 10 2

ITEM 1.

         (a)      Name of Issuer:

                           Rockwell Medical Technologies, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                           30142 Wixom Rd.
                           Wixom, Michigan  48393

ITEM 2.

         (a)      Name of Person Filing:

                           Gary D. Lewis
                           Catherine G. Lewis

         (b)      Address of Principal Business Office or, if none, Residence:

                           Both
                           P.O. Box 36940
                           Grosse Pointe, Michigan 48236

         (c)      Citizenship:

                           Both
                           United States of America

         (d)      Title of Class of Securities:

                           Common Shares, no par value per share

         (e)      CUSIP Number:

                           774374 10 2

ITEM 3.           IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS
                  240.13D-1(b) OR 240.13D-2(b) OR (c), CHECK WHETHER THE FILING PERSON IS A:

                           Not Applicable

ITEM 4.           OWNERSHIP.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned:

                               Page 4 of 7 pages

CUSIP No.  774374 10 2



                           Gary D. Lewis             30,000*
                           Catherine G. Lewis             0

         (b)      Percent of class:

                           Gary D. Lewis              .0046%
                           Catherine G. Lewis             0%

         (c)      Number of Shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote:

                           Gary D. Lewis             30,000*
                           Catherine G. Lewis             0

                  (ii)     Shared power to vote or direct the vote:

                           Gary D. Lewis                  0
                           Catherine G. Lewis             0

                  (iii) Sole power to dispose or to direct the disposition of:

                           Gary D. Lewis             30,000*
                           Catherine G. Lewis             0

                  (iv) Shared power to dispose or to direct the disposition of:

                           Gary D. Lewis                  0
                           Catherine G. Lewis             0

* These shares are shares that Gary D. Lewis may acquire upon exercise of options granted to him by Rockwell Medical Technologies, Inc.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                           Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                           Not applicable.


                               Page 5 of 7 pages

CUSIP No.  774374 10 2

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                           Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                           Not applicable.

ITEM 10.          CERTIFICATION.

                           Not applicable.


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 12, 2002            /s/ GARY D. LEWIS
                                     ---------------------------------------
                                     Gary D. Lewis


Dated:  February 12, 2002            /s/ CATHERINE G. LEWIS
                                     ---------------------------------------
                                     Catherine G. Lewis

                               Page 6 of 7 pages
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                                                                       EXHIBIT 1

                            JOINT STATEMENT AGREEMENT

         The undersigned hereby agree that the Schedule 13G/A filed by them with respect to their beneficial ownership of Rockwell Medical Technology, Inc. Common Shares as of December 31, 2001 shall be filed on behalf of each of them.


Dated:  February 12, 2002                           /s/ GARY D. LEWIS
                                                    ---------------------------
                                                    Gary D. Lewis


Dated:  February 12, 2002                           /s/ CATHERINE G. LEWIS
                                                    ---------------------------
                                                    Catherine G. Lewis